                                                                 EXHIBIT 1.a.5.h

                                      RIDER

                               POLICY SPLIT OPTION

INSUREDS:                                                      POLICY NUMBER:

                                                               RIDER ISSUE DATE:


PREMIUM FOR RIDER

There is no cost for this rider.

DESCRIPTION OF BENEFIT

While this rider is in effect, the Owner(s) may exchange the Policy for two individual permanent life insurance policies ("individual policies"), one on the life of each of the above-named Insureds, by making a Written Request to us within 180 days of one of the following events:

         1. a court of competent jurisdiction issues a final divorce decree with respect to the marriage of the Insureds; or

         2. federal law with regard to estate taxes is changed so as to remove the unlimited marital deduction or reduce by 50% or more, the estate taxes payable on death.

If the Policy is owned jointly by two Owners, both must agree to exercise this rider. We require satisfactory evidence of insurability as to both Insureds before issuing the individual policies. In the event that one of the Insureds cannot provide satisfactory evidence of insurability, an individual policy may be issued on the other Insured and one-half of the Net Cash Surrender Value of the Policy may be distributed to the Owner(s) in lieu of a second individual policy. Similarly, if two joint Owners are the Insureds and one of them does not agree to exercise the exchange provided by this rider, then he or she may take one-half (or other appropriate portion based on relative ownership) of the Net Cash Surrender Value of the Policy in lieu of a second individual policy.

EFFECTIVE DATE

The Policy terminates and the individual policies become effective as of the Policy Processing Day following the later of the date that (1) Written Request is made for the exchange, or (2) we approve the exchange. This date shall also be the Policy Date for the individual policies.

POLICY DEBT

Policy Debt is extinguished as of the date of the exchange.

THE INDIVIDUAL POLICIES

Cash Value. The two individual policies shall each have a cash value equal to 50% of the Policy's final Policy Account Value less 50% of any policy loan (including accrued interest).

Face Amount. The [face amount] [initial death benefit] of each individual policy will be at least 50% of the Policy's final Face Amount and never less than the stated minimum face amount as of the date of the exchange. [If the individual policies are whole life insurance policies, then any value in excess of the initial premium for individual policies is applied to purchase paid-up insurance under the provisions of an appropriate rider attached to each individual policy.]

Required Premiums and Cost of Insurance. Required premiums and/or cost of insurance for each individual policy shall reflect the age of the relevant Insured and his or her premium class.

Refund During the Cancellation Period. The Owner(s) may return an individual policy for a refund under the cancellation period provision in such policy. The refund shall not exceed 50% of the Net Cash Surrender Value of the Policy plus premiums paid in connection with the individual policy.

SUICIDE EXCLUSION AND INCONTESTABILITY

The Suicide Exclusion and the Incontestability provisions of the Policy apply to this rider. In applying these provisions to this rider, Date of Issue means the rider issue date shown above.

TERMINATION

This rider terminates upon the earliest of:

         1. The Policy Processing Date on or following the day that we receive a Written Request to exchange under this rider;

         2. The date of death of the first Insured to die under the Policy;

         3. The date as of which we receive a Written Request to cancel this rider;

         4. The Policy Anniversary when the older Insured reaches Attained Age 81; or

         5.       The date as of which the Policy is surrendered.